Exhibit 12.1
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2008		2007	2006		2005	2004
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(32,258)		$(302,762)	$(272,008)		$32,283	$129,303
Plus:
Fixed Charges (excluding capitalized interest)	349,621		427,141	623,668		670,137	387,675

Total Earnings	$317,363		$124,379	$351,660		$702,420	$516,978

Fixed Charges:
Interest expensed and capitalized	$347,001		$423,986	$619,094		$665,313	$383,613
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192		633	1,411		1,869	1,473
An estimate of the interest component within rental expense	2,428		2,522	3,163		2,955	2,589

Total Fixed Charges	$349,621		$427,141	$623,668		$670,137	$387,675

Ratio of Earnings to Fixed Charges	(A	)	(A )	(A	)	1.05	1.33

Excluding Interest on Deposits

(Loss) earnings:
Pre-tax (loss) income from continuing operations	$(32,258)		$(302,762)	$(272,008)		$32,283	$129,303
Plus:
Fixed Charges (excluding capitalized interest)	192,891		255,909	468,250		563,973	306,992

Total (Loss) Earnings	$160,633		$(46,853)	$196,242		$596,256	$436,295

Fixed Charges:
Interest expensed and capitalized	$190,271		$252,754	$463,676		$559,149	$302,930
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192		633	1,411		1,869	1,473
An estimate of the interest component within rental expense	2,428		2,522	3,163		2,955	2,589

Total Fixed Charges	$192,891		$255,909	$468,250		$563,973	$306,992

Ratio of Earnings to Fixed Charges	(A	)	(A )	(A	)	1.06	1.42

(A)	Due to the Company’s pre-tax losses for the years ended December 31, 2008, 2007 and 2006 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $28.9 million, $243.8 million and $312.5 million to achieve a ratio of 1:1 in 2008, 2007 and 2006, respectively.